Exhibit (a)(5)

Laboratory Corporation of America® Holdings Announces Results of its Offer to Purchase its Liquid Yield Option™ Notes Due 2021

BURLINGTON, N.C., Sept. 22 /PRNewswire-FirstCall/ — Laboratory Corporation of America® Holdings (LabCorp®) (NYSE: LH) today announced the results of its offer to purchase up to $744,000,000 in aggregate principal amount at maturity of its Liquid Yield Option™ Notes due 2021 (the “LYONs”) for cash pursuant to the terms of the LYONs. The holders’ option to surrender their LYONs expired at 5:00 pm, New York City time, on September 21, 2006.

LabCorp has been advised by the paying agent, The Bank of New York, that approximately $34,000 in aggregate principal amount at maturity of LYONs were validly surrendered for purchase and not withdrawn. LabCorp has accepted all such LYONs for purchase at a price of $741.92 in cash per $1,000 in principal amount at maturity. The aggregate purchase price for all the LYONs validly surrendered for purchase and not withdrawn was approximately $25,225.28. LabCorp has forwarded cash in payment of the purchase price to the paying agent to distribute to the tendering holders. This results in approximately $743,966,000 in aggregate principal amount at maturity of LYONS outstanding.

About LabCorp®

Laboratory Corporation of America® Holdings, a S&P 500 company, is a pioneer in commercializing new diagnostic technologies and the first in its industry to embrace genomic testing. With annual revenues of $3.3 billion in 2005, approximately 24,000 employees nationwide, and more than 220,000 clients, LabCorp offers clinical assays ranging from routine blood analyses to HIV and genomic testing. LabCorp combines its expertise in innovative clinical testing technology with its Centers of Excellence: The Center for Molecular Biology and Pathology, in Research Triangle Park, NC; National Genetics Institute, Inc. in Los Angeles, CA; ViroMed Laboratories, Inc. based in Minneapolis, MN; The Center for Esoteric Testing in Burlington, NC; DIANON Systems, Inc. based in Stratford, CT; US LABS based in Irvine, CA; and Esoterix and its Colorado Coagulation, Endocrine Sciences, and Cytometry Associates laboratories. LabCorp clients include physicians, government agencies, managed care organizations, hospitals, clinical labs, and pharmaceutical companies.